Exhibit 21

Subsidiaries of Peoples Bancorp, Inc.

The subsidiaries of Peoples Bancorp, Inc. are The Peoples Bank, a Maryland-chartered bank, and Fleetwood, Athey, Macbeth & McCown, Inc., a Maryland insurance agency. The Peoples Bank has one subsidiary, PB Land Trust, which is a Maryland statutory trust that was formed for the purpose of acquiring, holding and disposing of real estate that the Bank acquires by deed in lieu of foreclosure or through foreclosure.